As filed with the Securities and Exchange Commission on May 28, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                            For the month of May 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             METRO INTERNATIONAL SA
                 (Translation of registrant's name into English)

                               75, Route de Longwy
                                LU-8080 Bertrange
                                   Luxembourg
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F ...X...           Form 40-F .......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes ......              No ...X...

                                  [METRO LOGO]

FOR IMMEDIATE RELEASE                                          27 May 2003



                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

Metro International S.A. ("Metro"), the international newspaper group, today announced that all resolutions proposed to its Annual General Meeting (AGM) of shareholders in Luxembourg today were passed.

All members of the Board of Directors and the Auditors were re-elected. Vigo Carlund is Chairman of the Board of Directors and Cristina Stenbeck is Vice-Chairman of the Board of Directors.

At an Extraordinary General Meeting held before the AGM, shareholders approved the resolution to move the registered office of the company from the municipality of Bertrange to the municipality of Luxembourg and to amend article 2 of the Company's Articles of Association accordingly.


For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Tornberg, President & CEO                      tel: +44 (0) 20 7016 1300
Matthew Hooper, Investor & Press Relations           tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 25 editions in 16 countries in 14 languages: Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmo, Santiago, Philadelphia, Toronto, Rome, Milan, Warsaw, Athens, Montreal, Barcelona, Boston, Madrid, Copenhagen, Aarhus, Paris, Marseille, Lyon, Hong Kong and Seoul.

Metro International S.A. `A' and `B' shares are listed on the Stockholmsborsen `O-List' and on the Nasdaq stock market under the symbols MTROA and MTROB.

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Metro International S.A, any Metro International S.A. members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            By: /s/ Anders Fullman
                                                --------------------------------
                                                Name:  Anders Fullman
                                                Title: Vice President
                                                       of Metro International SA


Date:  May 28, 2003